UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LONGBOARD PHARMACEUTICALS, INC.
(Name of Subject Company)

LANGKAWI CORPORATION
(Offeror)
A Wholly Owned Subsidiary of

LUNDBECK LLC
(Parent of Offeror)
An Indirect Wholly Owned Subsidiary of

H. LUNDBECK A/S
(Parent of Offeror)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

54300 N103
(CUSIP Number of Class of Securities)

Ole Wendler Pedersen
H. Lundbeck A/S
SVP, Global General Counsel
Ottiliavej 9
DK-2500 Valby
Denmark
+45 36 30 13 11
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Alan Zoccollilo, Esq.
Piotr Korzynski, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, NY 10018
(212) 626-4100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Langkawi Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”), and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Parent”), for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Longboard Pharmaceuticals, Inc., a Delaware corporation (“Longboard”), at a price of $60.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of October 14, 2024, by and among Parent, Purchaser, Payor and Longboard.

Notice to Investors

The tender offer (the “Offer”) for the outstanding common stock of Longboard referred to in this filing and related exhibits has not yet commenced. The description contained in this filing and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Parent and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the common stock of Longboard will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Parent will file a tender offer statement on Schedule TO and thereafter Longboard will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Parent and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Schedule TO. Copies of the documents filed with the SEC by Longboard will be available free of charge on Longboard’s internet website at https://ir.longboardpharma.com/financial-information/sec-filings or by contacting Longboard’s investor relations contact at IR@LongboardPharma.com.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Parent, as well as the solicitation/recommendation statement filed by Longboard, Longboard will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by Parent or Longboard at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Longboard’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Presentation Slides issued by H. Lundbeck A/S on October 23, 2024
99.2	Press Release issued by H. Lundbeck A/S on October 23, 2024
99.3	Excerpt of transcript of H. Lundbeck A/S Presentation on October 23, 2024